[CADLWALADER, WICKERSHAM & TAFT LLP LETTERHEAD]




                                  July 1, 2009




Via Email and EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549
Attention:  Melissa Duru

      Re:   The Children's Place Retail Stores, Inc.
            Definitive Additional Soliciting Materials on Schedule 14A Filed June 18, 2009 by Ezra Dabah, et al.
            File No. 0-23071
            ----------------------------------------------------------

Ladies and Gentlemen:

            We are submitting this letter in response to the written comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), dated June 22, 2009 (the "Comment Letter"), with respect to the Definitive Additional Soliciting Materials on Schedule 14A filed by Mr. Dabah, Renee Dabah, Stanley Silverstein, Raine Silverstein, Barbara Dabah, Gila Goodman, Raphael Benaroya, Jeremy J. Fingerman, Ross B. Glickman and Emanuel R. Pearlman (collectively, the "Participants") with the Commission on June 18, 2009 (SEC File No. 0-23071) (the "Definitive Additional Soliciting Materials") in connection with the solicitation of proxies by the Participants at the 2009 Annual Meeting of Shareholders (the "2009 Annual Meeting") of The Children's Place Retail Stores, Inc. ("The Children's Place" or the "Company").

            Set forth below are the headings and text of the comments raised in the Comment Letter, followed by the Participants' responses thereto. Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to them in the Definitive Proxy Statement on Schedule 14A filed with the Commission on June 17, 2009. We have also included the requested statement of each of the Participants below.

Securities and Exchange Commission                                             2


Soliciting Materials
--------------------

1. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Provide us with support for your belief that the election of your nominees would stem the loss of creative talent and energy "that continues to drain the company..." Further, if you make such statements in future filings, please clarify that there is no assurance that the election of the Dabah nominees would result in the company being able to stem such losses. In addition, please provide us with brief supplemental support for the statement that long term shareholder is in "jeopardy" and is a "reality."

Response
--------

      Since the appointment of Mrs. Kasaks as Interim Chair and Mr. Crovitz as Interim CEO, the Company has lost a number of key senior level executives, both through voluntary resignations and through terminations by Mr. Crovitz and Susan Riley, EVP Finance and Administration and CFO. Specifically, since the appointment of Mr. Crovitz as Interim CEO, the following employees have left The Children's Place:

--------------------------------------------------------------------------------------------------
                                          Years with        Voluntary /             Date of
Position                                  the Company       Involuntary            Departure
------------------------------------     -------------     -------------    ----------------------
President                                      4                 v                   12/07
SVP-General Merchandise Manager               1.5                v                    4/08
VP-CFO                                      9 mos.               i                    8/08
SVP-GC                                    1 yr 2 mos.            i                   12/08
VP-IR                                          6                 v                    5/08
VP-Logistics & Distribution                   17                 v                    2/09
VP-Controller                                 12                 i                   10/08
VP-Marketing                                  17                 i                    2/09
VP-Merchandising                              17                 i                    2/09

* v = voluntary discharge
* i  = involuntary discharge

      In addition, the Company is currently operating without a President, a General Merchandise Manager or a General Counsel. Based on communications, including letters and emails, he has received from several current and departed employees, Mr. Dabah believes many of these departures are attributable to negative and uninspired senior leadership and the deteriorating corporate culture and work environment at The Children's Place. If elected, the Committee's nominees will work with the other members of the Board to initiate efforts to improve employee morale and retain key Company personnel.

      Mr. Dabah and the other members of the Committee believe that the statement in the Definitive Additional Soliciting Materials regarding the "reality" of long-term shareholder value being in "jeopardy" is evidenced by the following facts: (i) the Company's stock price has decreased 28% since the beginning of June 2009, (ii) since November 2008, the Company's same store sales have declined in all but one month, (iii) in May 2009, The Children's Place reported a 9% decline in comparable store sales--the Company's worst monthly results in six years and 11% lower than median comparable

Securities and Exchange Commission                                             3


store sales for other value retailers and (iv) the Company's stock is trading at an approximate fifty percent discount to its peer companies, as shown in the attached chart.

      Additionally, industry analysts are also voicing their concerns about the Company and its future:

      "We expect shares of PLCE to be weak following disappointing May sales as investors examine the company's erratic sales trends the potential for limited gross margin restoration given indications of product cost continuing into Q2."

             - Betty Chen, Wedbush Morgan Securities, 4 June 2009

      "We are concerned that the company could lose some competitive edge as its price differential narrows relative to other children's retailers...At more than 900 stores, Children's Place is a mature concept with limited domestic growth prospects...We believe there may be room for additional expansion in Canada, but by and large, we believe any meaningful square footage expansion would need to come from a new growth concept, given the maturity of core Place."

            - John Morris, BMO Capital Markets, 27 May 2009

      The Committee believes these statistics and statements support its assertion regarding the "reality" that long-term shareholder value is in "jeopardy."

2. Avoid statements that directly or indirectly impugn character, integrity or personal. reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9(b). For example, in future filings, refrain from referring to Ms. Kasak's "checkered" track record as a manager without also clarifying how you define the term "checkered." For example, clarify, if true, that the record to which you refer is a belief based solely on conclusions you have drawn based on objective performance criteria such as stock performance or otherwise, of the companies she has managed.

Response
--------

      The Staff's comment is noted and will be addressed in future filings as necessary.

3. See our previous comment. We remind you of prior comment 10 of our letter dated may 29, 2009 in which we requested you acknowledge other factors that may have resulted in the decline of the stock price of Pacific Sunwear during Ms. Kasak's tenure. Your statements in these materials, however, omit such balanced disclosures. In future filings, please revise your statements such that it is consistent with our prior comment and consistent with the manner in which you revised your disclosure in response to our comment.

Response
--------

      The Staff's comment is noted and will be addressed in future filings as necessary.

Securities and Exchange Commission                                             4


Closing Comments - Participant Statement
----------------------------------------

      At your request, the Participants further acknowledge that:

o the Participants are responsible for the adequacy and accuracy of the disclosure in the Definitive Additional Soliciting Materials;

o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Definitive Additional Soliciting Materials; and

o the Participants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please do not hesitate to contact me at 212-504-5555 with any questions or comments you may have.

                                Very truly yours,



                                /s/ Dennis J. Block
                                -------------------
                                Dennis J. Block

Comparable Companies Analysis


------------------------ ------------ ------------ ------------ ----------- ------------------------------------ -------------------
                                                                                     Enterprise Value/
                                                                            ------------------------------------ -------------------
                                                                Total                      EBITDA                        P/E
                         Stock Price  Price / 52   Mkt Cap      Enterprise  ------------------------------------ -------------------
                         6/30/09      Week High    Value        Value       LTM          CY 2009E     CY 2010E    CY 2009E  CY 2010E
------------------------ ------------ ------------ ------------ ----------- ------------ ------------ ---------- ---------- --------
Carter's, Inc.           24.61        97.0%        1,395        1,545       8.1x         8.3x         7.8x       15.9x      14.6x
------------------------ ------------ ------------ ------------ ----------- ------------ ------------ ---------- ---------- --------
Gymboree Corp.           35.48        84.5%        1,051        901         5.1x         5.0x         4.7x       12.3x      11.2x
------------------------ ------------ ------------ ------------ ----------- ------------ ------------ ---------- ---------- --------
Tween Brands, Inc.       6.68         39.0%        166          246         5.8x         5.8x         5.5x       NM         51.4x
------------------------ ------------ ------------ ------------ ----------- ------------ ------------ ---------- ---------- --------
Mean                                  73.5%                                 6.3x         6.4x         6.0x       14.1x      25.8x
------------------------ ------------ ------------ ------------ ----------- ------------ ------------ ---------- ---------- --------
Median                                84.5%                                 5.8x         5.8x         5.5x       14.1x      14.6x
------------------------ ------------ ------------ ------------ ----------- ------------ ------------ ---------- ---------- --------
Coach Inc.               26.88        81.6%        8,537        8,013       7.0x         7.4x         7.4x       14.9x      13.9x
------------------------ ------------ ------------ ------------ ----------- ------------ ------------ ---------- ---------- --------
Aeropostale Inc.         34.27        90.3%        2,312        2,064       6.4x         5.6x         5.3x       12.2x      11.3x
------------------------ ------------ ------------ ------------ ----------- ------------ ------------ ---------- ---------- --------
Urban Outfitters Inc.    20.89        54.4%        3,513        3,215       8.8x         9.0x         7.3x       19.9x      16.1x
------------------------ ------------ ------------ ------------ ----------- ------------ ------------ ---------- ---------- --------
J. Crew Group, Inc.      27.02        71.1%        1,699        1,644       12.7x        10.3x        8.5x       28.4x      22.7x
------------------------ ------------ ------------ ------------ ----------- ------------ ------------ ---------- ---------- --------
Bebe Stores, Inc.        6.88         61.1%        596          473         7.4x         14.6x        8.9x       65.5x      26.5x
------------------------ ------------ ------------ ------------ ----------- ------------ ------------ ---------- ---------- --------
Gap Inc.                 16.40        78.8%        11,428       9,720       4.5x         5.0x         4.8x       13.2x      12.2x
------------------------ ------------ ------------ ------------ ----------- ------------ ------------ ---------- ---------- --------
New York & Company Inc.  3.09         25.5%        184          171         10.8x        5.8x         2.5x       NM         11.9x
------------------------ ------------ ------------ ------------ ----------- ------------ ------------ ---------- ---------- --------
Limited Brands Inc.      11.97        54.0%        3,849        5,810       5.7x         6.0x         6.1x       14.9x      12.5x
------------------------ ------------ ------------ ------------ ----------- ------------ ------------ ---------- ---------- --------
American Eagle           14.17        78.7%        2,930        2,556       6.2x         6.5x         5.4x       18.4x      14.5x
Outfitters Inc.
------------------------ ------------ ------------ ------------ ----------- ------------ ------------ ---------- ---------- --------
Abercrombie & Fitch Co.  25.39        38.7%        2,231        1,916       3.4x         5.2x         4.2x       25.4x      15.2x
------------------------ ------------ ------------ ------------ ----------- ------------ ------------ ---------- ---------- --------
The Talbots Inc.         5.40         30.1%        299          774         NM           NM           18.0x      NM         NM
------------------------ ------------ ------------ ------------ ----------- ------------ ------------ ---------- ---------- --------
AnnTaylor Stores Corp.   7.98         29.0%        467          398         5.3x         6.0x         4.2x       NM         NM
------------------------ ------------ ------------ ------------ ----------- ------------ ------------ ---------- ---------- --------
Chico's FAS Inc.         9.73         90.8%        1,725        1,400       15.0x        10.6x        7.5x       59.0x      26.7x
------------------------ ------------ ------------ ------------ ----------- ------------ ------------ ---------- ---------- --------
Mean                                  60.3%                                 7.8x         7.7x         6.9x       27.2x      16.7x
------------------------ ------------ ------------ ------------ ----------- ------------ ------------ ---------- ---------- --------
Median                                61.1%                                 6.7x         6.2x         6.1x       19.1x      14.5x
------------------------ ------------ ------------ ------------ ----------- ------------ ------------ ---------- ---------- --------
Costco Wholesale         45.73        61.1%        19,887       18,547      7.3x         7.5x         6.9x       18.4x      16.1x
Corporation
------------------------ ------------ ------------ ------------ ----------- ------------ ------------ ---------- ---------- --------
BJ's Wholesale Club      32.23        72.8%        1,789        1,785       5.2x         5.2x         4.9x       12.9x      11.9x
Inc.
------------------------ ------------ ------------ ------------ ----------- ------------ ------------ ---------- ---------- --------
Wal-Mart Stores Inc.     48.44        75.9%        188,752      227,305     7.6x         7.4x         6.9x       13.6x      12.5x
------------------------ ------------ ------------ ------------ ----------- ------------ ------------ ---------- ---------- --------
The TJX Companies, Inc.  31.46        83.8%        13,010       13,077      6.8x         6.7x         6.3x       14.6x      13.3x
------------------------ ------------ ------------ ------------ ----------- ------------ ------------ ---------- ---------- --------
Kohl's Corp.             42.75        76.3%        13,055       14,234      6.9x         7.2x         6.6x       16.4x      14.9x
------------------------ ------------ ------------ ------------ ----------- ------------ ------------ ---------- ---------- --------
Sears Holdings           66.52        61.2%        7,978        10,432      6.1x         6.0x         6.3x       24.2x      29.6x
Corporation
------------------------ ------------ ------------ ------------ ----------- ------------ ------------ ---------- ---------- --------
J. C. Penney Company,    28.71        65.0%        6,770        8,137       5.5x         8.0x         6.9x       37.3x      23.9x
Inc.
------------------------ ------------ ------------ ------------ ----------- ------------ ------------ ---------- ---------- --------
Mean                                  70.9%                                 6.5x         6.9x         6.4x       19.6x      17.5x
------------------------ ------------ ------------ ------------ ----------- ------------ ------------ ---------- ---------- --------
Median                                72.8%                                 6.8x         7.2x         6.6x       16.4x      14.9x
------------------------ ------------ ------------ ------------ ----------- ------------ ------------ ---------- ---------- --------
Total Mean                            65.2%                                 7.2x         7.2x         6.6x       23.0x      18.2x
------------------------ ------------ ------------ ------------ ----------- ------------ ------------ ---------- ---------- --------
Total Median                          71.1%                                 6.6x         6.6x         6.3x       16.4x      14.6x
------------------------ ------------ ------------ ------------ ----------- ------------ ------------ ---------- ---------- --------

The Children's Place Retail Stores, Inc.


------------------------ ------------ ------------ ------------ ----------- ------------ ------------ ---------- ---------- --------
Stock Price - Current    $26.43       60.9%        $782         $596        3.0x         2.9x         2.7x       10.5x      9.4x
------------------------ ------------ ------------ ------------ ----------- ------------ ------------ ---------- ---------- --------
Stock Price - 1 Week     $25.52       58.8%        $756         $569        2.9x         2.7x         2.6x       10.1x      9.1x
Prior
------------------------ ------------ ------------ ------------ ----------- ------------ ------------ ---------- ---------- --------
Stock Price - 1 Month    $36.79       84.8%        $1,087       $901        4.6x         4.3x         4.1x       14.6x      13.1x
High
------------------------ ------------ ------------ ------------ ----------- ------------ ------------ ---------- ---------- --------